The Small Business Company

November 8, 2006

Mr. Jay Mumford
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549-0408

Re:	The Small Business Company
Registration Statement on Form 10-SB File No. 000-52184 Acknowledgement

In connection with the above registration statement, we hereby acknowledge that:

•	Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely, /s/ Stu Schreiber Stu Schreiber, President